Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated December 23, 2021 with respect to the statement of financial position of TC BioPharm (Holdings) Limited as of October 25, 2021 and to the use of our report dated July 26, 2021 with respect to the consolidated financial statements of TC BioPharm Limited for the years ended December 31, 2020 and 2019, in the Registration Statement (Form F-1) and related Public Offering Prospectus and Security Holder Prospectus of TC BioPharm (Holdings) Limited, for the registration of shares of its common stock and warrants.

/s/ Ernst & Young LLP

Edinburgh, United Kingdom

December 23, 2021